Listed on the Toronto Stock Exchange:CBD

  News Release 03-05

      May 8, 2003

        Cumberland Resources

#      950 – 505 Burrard Street

        Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

Cumberland Reports 2002 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (CBD-TSX) (the “Company”) is pleased to report financial highlights and summary of activities for the year ended December 31, 2002.  During 2002, Cumberland advanced the 100% owned Meadowbank gold property, located 70 kilometres north of Baker Lake, Nunavut, closer towards mine development by initiating a feasibility study in October 2002.

“The commencement of a feasibility study at Meadowbank is a key accomplishment for the Company,” commented Kerry M. Curtis, President and Chief Executive Officer.  “It is a significant step in advancing the Meadowbank project towards forecast annual production of 250,000 ounces and achieving Cumberland’s goal of becoming a mid-tier North American gold producer.”

2002 Highlights

-Increased production forecast* to 250,000 ounces of gold per year for over eight years

-Improved cash cost estimate* to US$168 per ounce gold

-Drilled over 16,000 metres in 150 drill holes

-Discovered new gold deposit and extended mineralization at existing deposits

-Commenced feasibility study at Meadowbank property

-Raised $21.2 million in equity financing

-Ended year with approximately $18.0 million in working capital

Summary of Activities

Cumberland completed a preliminary assessment* in January 2002 indicating improved project economics on the Meadowbank project.   The 2002 work program was designed to add gold resources to extend the Meadowbank preliminary mine life from eight to ten years, explore for additional deposits and ready the project for feasibility study.  Continuous milestones achieved throughout the 2002 work program included:  discovery of a new shallow, high-grade zone of mineralization, the Connector Zone, between two proposed open pits; extension of the Vault deposit at depth; and discovery of the new PDF deposit.  After completing over 16,000 metres (150 drill holes) of expansion and in-fill diamond drilling, and advancing metallurgical and environmental studies at Meadowbank, Cumberland initiated a feasibility study on the Meadowbank gold property in October 2002.  The 2003 work program at Meadowbank is designed to complete feasibility and mine permitting requirements and includes a substantial field exploration program.  The feasibility study is expected to be completed in late 2003.

There was little activity on the Meliadine West property (22% carried interest) in 2002 as WMC International Ltd. (WMC) announced in 2001 its intention to sell its interest in the project.  In 2001, WMC announced that it was divesting its 56% interest in the Meliadine West project and that it was limiting its activities to property maintenance.  The Company and its partner have the first right to receive any offers WMC proposes to make to a third party.  The 2003 budget for the 50% owned Meliadine East property is approximately $600,000.  The program will follow up on the 2002 discovery of diamond indicator minerals proximal to magnetic geophysical targets and will consist of ground geophysics and diamond drilling.

News Release 03-05

Page Two

Financial Highlights

Cumberland’s exploration costs for 2002 increased to $7,992,078, compared to $1,610,977 for 2001, as a result of the substantial increase in exploration activity at the Meadowbank property in 2002.  Cumberland raised $21,175,000 in equity financing in 2002.  At December 31, 2002, the Company had $18,174,045 in working capital, including $6,539,232 in restricted cash as a result of flow through financings.  Cumberland had a net loss of $8,916,590 for the year ended December 31, 2002, as compared to a net loss of $1,932,818 for the year ended 2001, resulting from the substantial increase in exploration activity at the Meadowbank property, which, under AcG 11, is now expensed in the year the expenditure was incurred.

Subsequent Events

Cumberland reported first quarter 2003 resource estimates for the Meadowbank gold property, which incorporated results from the 2002 drill programs at the Vault deposit and the new PDF deposit.  Substantial improvements in the definition and size of the Vault gold deposit have been realized.  Further resource estimates of the Connector Zone and North Portage deposit are underway and continued resource growth through exploration remains a key focus in 2003.  Cumberland initiated the field component of its $10.5 million 2003 work program at Meadowbank in April 2003.

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface gold deposits totaling:

Meadowbank Project Resources **- Q1/2003

Measured and Indicated	12,309,000 t grading 5.00 g/t	1,978,700 oz. gold
Inferred	9,290,000 t grading 4.20 g/t	1,254,500 oz. gold

The Company also reported that it recently submitted a Project Description Report to the Nunavut Impact Review Board (NIRB) to initiate Nunavut's mine development permitting process.

In March 2003, Kerry M. Curtis was appointed President and Chief Executive Officer of Cumberland.  Mr. Curtis, a professional geoscientist, joined Cumberland as Vice President, Corporate Development in 1995 and became Senior Vice President in 1997.  He was appointed Interim President and Chief Executive Officer of Cumberland in October 2002.

Cumberland is a mineral exploration and development company which holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

*Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

**First quarter 2002 resource estimates are in accordance with National Instrument 43-101.  Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.